Exhibit 99.8

March 31, 2015

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2014 of Golden Star Resources Ltd. (the Company) of our report dated February 18, 2015, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820) and Form F-10 (No. 333-196906) of the Company of our report dated February 18, 2015 referred to above.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada